COMMENTS RECEIVED ON 03/30/2018

FROM EDWARD BARTZ

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Freedom Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, Freedom 2030 Portfolio, Freedom 2035 Portfolio, Freedom 2040 Portfolio, Freedom 2045 Portfolio, Freedom 2050 Portfolio, Freedom Lifetime Income I Portfolio, Freedom Lifetime Income II Portfolio, Freedom Lifetime Income III Portfolio, Investor Freedom Income Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, and Investor Freedom 2030 Portfolio

POST-EFFECTIVE AMENDMENT NO. 61

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs, such as commissions.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for each fund’s equity investments.

R:

The funds do not have a principal investment strategy of investing in securities with a particular market capitalization. Accordingly, we have not added disclosure. Each fund notes that, while it does not have a principal investment strategy related to market capitalization, the possibility for market developments affecting different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” – “Stock Market Volatility.”

All funds (Freedom Lifetime Income I Portfolio, Freedom Lifetime Income II Portfolio, and Freedom Lifetime Income III Portfolio)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

(Example from Freedom Income Portfolio)

“FMRC may also make active asset allocations within other asset classes (including commodities, high yield debt, floating rate debt, real estate debt, inflation-protected debt, and emerging markets debt) from 0% to 10% individually but no more than 25% in aggregate within those other asset classes. Such asset classes are not reflected in the neutral asset allocations reflected in the glide path and pie chart above.”

C:

The Staff requests we include a reference to junk bonds in the discussion of high yield debt.

R:

The discussion of lower quality debt securities under “Issuer‐Specific Changes” in “Principal Investment Risks” in the “Fund Summary” section of the prospectus for each applicable fund includes a reference to “junk bonds”: “Lower‐quality debt securities (those of less than investment grade quality, also referred to as high yield debt securities or junk bonds).” Similar disclosure is also included in the “Investment Details” section of the prospectus for each applicable fund. The disclosure highlighted above is designed to briefly identify the other assets classes among which FMRC may actively allocate a fund’s assets. Given that there are other references that equate high yield debt securities and junk bonds in the Fund Summary, we have declined to modify this disclosure.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a separate risk for derivatives.

R:

Each fund believes that the risks associated with investing in derivatives are described in “Issuer‐Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

(Example from Freedom Income Portfolio)

“Foreign Exposure.  Foreign markets [, particularly emerging markets], can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. [Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.]”

C:

The Staff requests that we provide separate risk disclosure for emerging markets, if securities of emerging markets issuers will be a significant part of the portfolio.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current strategy and risk disclosures are appropriate.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

(Example from Freedom Income Portfolio)

“Issuer-Specific Changes.  The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. [Changes in the financial condition of an issuer or counterparty (e.g., broker-dealer or other borrower in a securities lending transaction) can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's value or result in delays in recovering securities and/or capital from a counterparty.] [A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease.] [The value of securities of smaller issuers can be more volatile than that of larger issuers.] [Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) [, including floating rate loans,][and certain types of other securities] involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities [, including floating rate loans,] [and certain types of other securities] can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments [and can be difficult to resell].”

C:

The Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

We believe that the risks associated with investing in junk bonds are described in “Issuer−Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a corresponding strategy to invest in small cap stocks, mid cap stocks, growth stocks, and value stocks in the Principal Investment Strategies section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in investments that expose the funds to small cap investing risk, mid cap investing risk, or growth or value stocks, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

All funds

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(b), Instruction 2.